EXHIBIT 14.1

METHES ENERGIES INTERNATIONAL LTD. CODE OF ETHICS

This Code of Ethics applies to the Board of Directors, officers and employees of Methes Energies International Ltd. and its subsidiaries (collectively, "Methes Personnel") and is intended to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder; as well as the Nasdaq listing requirements. Accordingly, this Code of Ethics for Methes Personnel provides general guidelines for conducting the business of the Company in accordance with high standards of business conduct. It is designed to deter wrongdoing and to promote honest and ethical conduct, proper disclosure of financial information and compliance with applicable laws, rules and regulations.

Standards of Conduct

Although laws and customs vary in the countries in which we operate, our basic ethical responsibilities and standards of conduct are universal. Regardless of the situation or local cultural norms, we are committed to conducting business with integrity according to the highest ethical standards.

This means that we are honest and ethical in all our business practices, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships. We will avoid conflicts of interest and report any material transaction or relationship that reasonably could be expected to give rise to such a conflict. We obey both the letter and spirit of the laws that apply to our business. Most importantly, this means we carry out our business activities with integrity so that if our private business dealings were to become public, we would be proud of the manner in which we have acted.

Even if our competition may behave differently that will never be an excuse for our failing to act according to our standards. We do not compromise our standards regardless of any internal or external pressures, financial or otherwise. We will never authorize anyone, regardless of position, to commit an illegal or improper act or to direct another employee to commit such an act. Methes Personnel may never justify an illegal, unethical or improper act by claiming it was necessary to compete in the local business climate, necessary to meet our financial goals or ordered by a superior.

We believe our first responsibility is to our customers and all others who use our products and services. In meeting their needs everything we do will be of high quality. Customers' orders and issues must be serviced promptly and accurately.

We have a responsibility to our employees, the men and women who work with us wherever located. Everyone will be considered as an individual. We will respect our employees' dignity and recognize their merit. Compensation must be fair and adequate, and working conditions clean, orderly and safe. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement, and their actions must be just and ethical. We have a responsibility to the communities in which we live and work and to the world community as well. We must be good citizens, support good works and charities, and bear our fair share of taxes. We encourage civic improvements and better health and education. We must maintain in good order the property we use, protecting the environment and natural resources.

We have a responsibility to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research will be carried on and innovative programs developed.  Accordingly we will:

●	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships;

●	Avoid conflicts of interest and report any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

●
Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

●	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's own judgment to be subordinated;

●	Comply with applicable governmental laws, rules and regulations as well as the rules and regulations of any self-regulatory organizations of which the Company is a member;

●
Take reasonable measures to protect the confidentiality of non-public information about the Company and to prevent the unauthorized disclosure of such information unless applicable law, regulation, or other legal or regulatory process requires such disclosure.

When we operate according to these principles, our stockholders should realize a fair return.

Reporting Violations

Methes Personnel must promptly report any possible violation of this Code of Ethics, including transactions or relationships that reasonably could be expected to give rise to a violation, to the Board of Directors. The Company strictly prohibits any retaliation against anyone who, in good faith, reports known or suspected violations. Individuals may choose to remain anonymous in reporting any violations of this Code of Ethics through the process as described in the Standards of Business Conduct and Ethics. Please contact the Corporate Compliance Officer with any questions about compliance with this Code.

Accountability and Adherence

The Board of Directors or a committee thereof will investigate any reported violations of this Code of Ethics and will determine appropriate disciplinary actions, up to and including termination of employment. Such disciplinary actions will be based on the facts and circumstances of each particular case and reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. Violations of this Code of Ethics may also constitute violations of law, which may result in criminal or civil penalties.

Waivers or Amendments

Waivers of or amendments to this Code of Ethics must be approved by the Board of Directors or a committee thereof. Waivers will be granted on a case-by-case basis in the sole discretion of the Board of Directors or a committee thereof, and any such waiver or amendment shall be publicly disclosed as required by the Securities and Exchange Commission.

Conclusion

This Code of Ethics and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. The Company reserves the right to amend, supplement or discontinue this Code of Ethics and the matters addressed herein, without prior notice, at any time. All of us have the responsibility for nurturing a culture in which compliance with our policies and applicable laws is at the very core of our business activities. It is, and must be, the way we work.

As a company and individuals, we will display the characteristics of Honesty, Ethics, Responsibility and Openness. This is our code of ethics and it applies to all Methes Personnel.  In addition, we expect our vendors, suppliers and customers to support and comply with our guidelines.

Michel G. Laporte
Chairman and Chief Executive Officer
Methes Energies International Ltd.